

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2015

Via E-mail
Brett D. Nicholas
Chairman of the Board, President and Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> **Re:** **Sequoia Mortgage Trust 2012-4**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **File Nos. 333-179292-03**

Dear Mr. Nicholas:

We have reviewed your response dated May 15, 2015 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After the information you provide in response to these comments, we may have additional comments.

Form 10-K of Sequoia Mortgage Trust 2012-4

Exhibit 33.7

1. We note your response to comment 4 of our comment letter dated April 22, 2015. Please confirm that in future filings, you will provide a corrected chart outlining the Item 1122(d) responsibilities in the body of the Form 10-K. Please also confirm that in each future Form 10-K -- unless a corrected Pooling and Servicing Agreement reflecting the accurate division of responsibilities is filed -- you will provide an explanation that Wells Fargo as master servicer and others, rather than Citibank as securities administrator, perform the function of Item 1122(d)(4)(xiv).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kayla Florio at (202) 551-3490, or me at (202) 551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Matthew Tomiak, Redwood Trust